

SECURI 07003069 ION

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SEC FILE NUMBER
8- 66091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2006 (MM/DD/YY) AND ENDING DEC 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE PALO ALTO SQUARE # 210, 3000 EL CAMINO REAL
(No. and Street)

PALO ALTO | CA | 94306
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVIS L. S. CHANG 408-998-1688 ext.118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHANG ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

28 NORTH FIRST STREET,#900,SAN JOSE | CA | 95113
(Address) | (City) | (State) | (Zip Code)

PROCESSED

MAR 1 2 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, DAVIS , L. S . CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC ., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


JENNIFER R. WEST
COMM. NO. 1467418
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES FEB. 2, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California. (

County of Santa Clara)

On 2/19/07 before me, Jennifer R. West, Notary,
Date Name and Title of Officer (i.e., Your Name, Notary Public)

personally appeared D. L. S. Chang.,
Name(s) of Document Signer(s)

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(es) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Jennifer R West

Signature of Notary


JENNIFER R. WEST
COMM. NO. 1467418
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES FEB. 2, 2008

(Affix seal in the above blank space)

THE HINA GROUP, INC.
(SEC I.D. No. 8-66091)

REPORT OF INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS
December 31, 2005 and December 31, 2006

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

CONTENTS

Page

Financial Statements

Accountant's Audit Report 1

Balance Sheets at December 31, 2005 and 2006 2

Statement of Income for the years ended December 31, 2005 and 2006 4

Statement of Stockholders' Equity for the years ended December 31, 2005 and 2006 5

Statement of Cash Flows for the years ended December 31, 2005 and 2006 6

Notes of Financial Statements 7

Supplementary Information

Schedule of General and Administrative Expenses for the year ended December 31, 2005 and 2006 13

Chang Accountancy Corp.
28 North First Street, #900,San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hina Group, Inc.
Palo Alto, California

We have audited the accompanying balance sheets of The Hina Group, Inc., a California corporation, as of December 31, 2005 and 2006, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. at December 31, 2005 and 2006, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Chang Accountancy Corp.
January 18, 2007

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of The Hina Group Holdings.)
Balance Sheet

At December 31,		2006		2005
ASSETS				
Current assets				
Cash and cash equivalents <Notes 1 & 2>	$	446,736	$	232,774
Accounts receivable, net of allowance <Note 3>		58,842		50,000
Other receivable		-		10,432
Loan to shareholder <Note 8>		-		818
Prepaid expenses		62,273		144,661
Investment <Note 6>		70,000		70,000
Total current assets		637,850		508,685
Property and equipment, net of depreciation <Note 4>		69,757		7,469
Intangible assets, net of amortization <Note 5>		42,613		51,410
Other assets				
Deferred tax assets		410,958		-
Security deposits		10,711		28,479
Total other non-current assets		421,669		28,479
Total assets	$	1,171,890	$	596,042

(Continued)
See accompanying notes

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of The Hina Group Holdings.)
Balance Sheet

December 31,		2006		2005
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	2,000	$	-
Accrued bonus payable		255,666		-
Deferred option income		-		50,000
Payroll and payroll tax payable		28,751		21,466
Total current liabilities		286,417		71,466
Long - term liabilities		-		-
Total liabilities		286,417		71,466
Stockholders' equity				
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding in 2006)		150,000		150,000
Additional paid in capital		444,328		-
Retained earnings		291,145		374,576
Total stockholders' equity		885,473		524,576
Total liabilities and stockholders' equity	$	1,171,890	$	596,042

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2006		2005
Consulting income	$	2,304,796	$	2,886,511
Less: cost of sales		-		101,198
Gross profits		2,304,796		2,785,313
Less: general and administrative expenses		2,572,247		1,733,629
Income (loss) from operations		(267,452)		1,051,684
Other income (expenses):				
Gain (loss) on sales of security		-		12,850
Deferred tax benefit		177,731		-
Other expenses		-		(18,960)
Other income		3,031		-
Interest income		4,059		7,089
Total Other income (expenses)		184,821		979
Income (loss) before provision for income taxes		(82,631)		1,052,663
Income tax expenses (benefits) <Note 7>		800		324,486
Net income (loss)	$	(83,431)	$	728,177
Net income per share		(1.67)		4.85
Weighted-average number of common shares		150,000		150,000

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)
Statement of Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - beginning	150,000	$ 150,000	$ 110,000	$ (353,600)	$ (93,600)
Purchase of common stocks			(110,000)		(110,000)
Net Income				728,176	728,176
Balance - December 31, 2005	150,000	150,000		374,576	524,576
Issurance of stock equity			444,328		
Net loss				(83,431)	(83,431)
Balance - December 31, 2006	150,000	$ 150,000	$ 444,328	$ 291,145	$ 885,473

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)
Statement of cash flows

For the years ended December 31,	2006	2005
Cash flows form operating activities:		
Net income (loss)	$ (83,431)	$ 728,178
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	16,360	11,653
Change in accounts receivable	(8,842)	(35,000)
Change in other receivable	10,432	-
Change in loan to shareholder	818	-
Change in other assets	(393,190)	(35,470)
Change in prepaid expenses	82,387	(144,347)
Change in accrued expenses	262,951	181
Change in other liabilities	(50,000)	50,000
Change in interest payable	-	(5,029)
Change in accounts payable	2,000	-
Total adjustments	(77,084)	(158,012)
Net cash provided (used) by operating activities	(160,515)	570,166
Cash flows from investing activities:		
Payments for plant, rental machines and other property	(69,851)	-
Net cash for loan from shareholder	-	(372,895)
Net cash flow for investment	-	5,000
Net cash provided (used) by investing activities	(69,851)	(367,895)
Cash flows from financing activities:		
Purchase of treasury stock	-	(110,000)
Proceeds from issuance of stock equity	444,328	-
Net cash provided (used) by financing activities	444,328	(110,000)
Net change in cash and cash equivalents	213,962	92,271
Cash and cash equivalents at beginning of year	232,774	140,503
Cash and cash equivalents at end of year	$ 446,736	$ 232,774

See accompanying notes

THE HINA GROUP, INC.

(A wholly owned subsidiary of The Hina Group Holdings)
For the year ended December 31, 2006 and 2005

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of National Association of Securities Dealers, Inc. The Company makes private equity investments and advise clients on M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of The Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. In addition to the Company, The Hina Group Holdings is comprised of the following company: The Hina Group, Inc. and The Hina Group Beijing.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

Income Taxes:

Income taxes are computed using the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition:

Revenue is recognized when service is performed.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years.

Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2006, the Company had bank balance of 336,602, in excess of FDIC guarantee.

In 2006, one customer accounted for 37% the total revenues and one customer accounted for 65% of the total revenue.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,		2006		2005
Cash in bank - WellsFargo checking	$	7,134	$	82,894
Cash in bank - WellsFargo checking		277,136		-
Cash in bank - WellsFargo saving/CD		-		100,000
Cash in bank - WellsFargo saving		152,333		-
Cash in bank - Merill Lynch		10,133		49,880
Cash and cash equivalents	$	446,736	$	232,774

NOTE 3 – Accounts Receivable

At December 31,		2006		2005
Accounts receivable	$	58,842	$	50,000
Less: Allowance for bad debts		-		-
Accounts receivable - net	$	58,842	$	50,000

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

At December 31,		2006		2005
Furniture and fixture	$	65,699	$	2,579
Equipment		19,117		12,385
Less: Accumulated depreciation		(15,059)		(7,495)
Net property and equipment	$	69,757	$	7,469

NOTE 5 – Intangible Assets

At December 31,		2006		2005
Software	$	495	$	495
Organization cost		8,040		8,040
Start-up cost		20,976		20,976
License costs		41,284		41,285
Less: Accumulated amortization		(28,182)		(19,386)
Net intangible assets	$	42,613	$	51,410

NOTE 6 - Investment:

In December 2005, the Company performed services in exchange for 100,000 shares of Vweb stock at $0.70 per share. The price is stated at cost.

NOTE 7 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2006		2005
Current				
Federal	$	-	$	260,430
State		800		64,056
Total current income tax	$	800	$	324,486

NOTE 8 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with The Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of The Hina Group Holdings
The Hina Group Holdings – Cayman Island	Shareholder of The Hina Group, Inc.
The Hina Group Beijing	Subsidiary of The Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,	2006	2005
Loan to shareholder	$ -	$ 818
Loan from shareholder	-	-
Interest payable	-	-
Long term liabilities	-	-
Total liabilities - Chen, Hong	$ -	$ 818

NOTE 9 – Stock Options Plans.

The Hina Group Holdings, adopt a stock option plan, named 2006 Shares Option and Restricted Shares Plan (the "Plan") to the Company, effective from June 1, 2006. Under the "Plan", Incentive Shares or Nonqualified Shares Options may be granted to eligible participants. Option shall vest at a rate of twenty-five percent (25%) at the end of the first twelve months of continuous employment or service relationship and one-forty-eight (1/48) of the remaining shares per month over the next thirty-six (36) months.

Options shall lapse on the earliest of the following events: (i) The tenth anniversary of the date of granting the Option; (ii) Twelve (12) months after the Optionee's death; (iii) Twelve (12) months after the date the Optionee ceases to be an Employee due to total and permanent disability, within the meaning of Section 22(e)(3) of the Code; (iv) On the date provided in Section 6(h)(i), unless with respect to a Nonqualified Shares Option, the Committee otherwise extends such period before the applicable expiration date; (v) On the date provided in Section 9 for a transaction described in such Section; (vi) The date the Optionee files or has filed against him or her a petition in bankruptcy; or (vii) The expiration date specified in an Optionee's shares option agreement.

Incentive share option shall be not less than one hundred percent (100%) of the Fair Market Value of the shares. Nonqualified Shares Option shall be not less than one hundred percent (100%) of the Fair Market Value of the shares. Nonqualified Shares Option shall not be less than eighty-five percent (85%) of the Fair Market Value of the shares.

NOTE 10 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $160,116 net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 179%.

NOTE 11 - Commitments:

The Company signed in 5-year new leave agreement with EOP-PALO ALTO SQUARE, LLC in 2005. The security deposit is $8,645.36. The minimum annual lease due are listed as follows:

Minimum annual lease payment due in		
2005	$	91,279
2006		94,001
2007		96,825
2008		99,726
2009		102,727
Total	$	484,558

Supplemental Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,	2006	2005
Accounting fees	$ 7,120	$ 5,650
Amortization expenses	8,796	8,555
Automobile expenses	7,956	9,744
Bank charges	1,740	1,984
Bad debt	10,432	-
Conference	1,102	-
Contribution	2,360	6,200
Depreciation expenses	7,564	3,098
Dues and subscriptions	22,289	-
Insurance	27,817	24,087
Legal fees	3,221	5,200
Licenses and permits	3,984	2,227
Marketing expense	328	-
Meals and entertainments	8,337	-
Misc expenses	-	90
Moving expenses	5,122	9,507
Office expenses	13,530	6,553
Outside services	-	49,063
Option Compensation	444,328	
Payroll services	772	379
Payroll tax	74,618	10,432
Payroll expenses	600	-
Penalty	317	-
Professional fees	-	150
Property tax	139	116
Postage and delivery	476	67
Reimbursement expenses	-	(1,707)
Rent	124,244	29,132
Salaries and wages	1,221,537	1,457,826
Salaries-Accrued bonus expense	399,000	-
Telephone	33,650	14,892
Travel	140,869	90,384
Total operating expenses	$ 2,572,247	$ 1,733,629

See accompanying notes

END